Exhibit 99.1

Press Release

Company Contact:
David Faulkner
Cimetrix Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Media & Analysts Contact:
Stew Chalmers
Positio Public Relations
Phone: (408) 453-2400
Fax: (408) 453-2404
stew@positio.com

Cimetrix Announces 2008 Year-End Financial Results

SALT LAKE CITY, UT — March 31, 2009 — Cimetrix, Incorporated (OTC: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for the year ended December 31, 2008.

  Total revenues for 2008 decreased 35% year-over-year to $4,143,000 from $6,389,000.
  The Company reported a net loss of $1,744,000, or ($0.05) per basic and diluted share in 2008, compared to a net loss of $1,309,000, or ($0.04) per basic and diluted share in 2007.
  Fourth quarter 2008 revenues were $784,000, compared with fourth quarter 2007 revenues of $1,582,000, and third quarter 2008 revenues of $1,008,000.

“The global economic crisis has created a dramatic decline in demand for semiconductors and electronics, leading to unprecedented low levels of factory utilization worldwide. With little to no need for factories to increase capacity, our software license revenue associated with the shipment of new capital equipment declined significantly during 2008. As a result, Cimetrix saw its first decrease in annual revenues since 2002.” said Bob Reback, president and CEO.

Mr. Reback added, “We acted early and decisively to lower our operating costs based on the challenging economic conditions. In addition, we restructured our long term debt, renewed our bank line of credit for another year and, with the support of our shareholders, raised additional cash to improve our balance sheet. With these strategic financial decisions along with our early investment in the growing solar photovoltaic (PV) industry, we are confident that we will emerge stronger and well positioned when the economy recovers.”

Highlights

  Successful Fab Acceptance of CIMControlFramework™. CIMControlFramework, a next generation tool control software framework, was introduced in the second quarter at SEMICON West 2008. The result of a joint development project with Axcelis Technologies, the new solution was shipped and accepted by the end user in the third quarter. In addition, continued development of CIMControlFramework includes integration with both the Brooks and Rorze wafer transport platforms.
  Growing success in the Solar Photovoltaic (PV) Market. The solar cell (photovoltaic) manufacturing community has begun to adopt industry-wide equipment communications standards in an effort to improve efficiencies. Cimetrix has been a part of this standard development and has already been working to provide factory automation solutions to many semiconductor equipment manufacturers that include PV in their product mix. Positioned as the industry leader in SEMI standards based software products, the Company expects to see continued growth in this market as the new standard is adopted.

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Outlook for 2009

Industry analysts do not expect the semiconductor and electronics manufacturing industries to recover from the global recession this year. With investment in capital equipment at a virtual stand still, Cimetrix anticipates a significant decline in runtime revenue. However, by investing in new technology and solutions, the Company has been able to assist a number of larger semiconductor 300mm customers develop new equipment models that should contribute to future revenues when the economy recovers.

Alternatively, the outlook in the related solar photovoltaic (PV) manufacturing industry is projected to have solid year-over-year growth as governments worldwide continue incentives for renewable energy. With a number of leading solar-PV reference accounts and active participation in the SEMI PV Group standards committees, Cimetrix is well positioned as leading supplier of software solutions for this growing industry.

About Cimetrix Incorporated

Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide. The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution. Key products include:§ CIMControlFramework™§ CIMConnect™§ CIM300™§ CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), the International SEMATECH Manufacturing Initiative (ISMI) as well as the PV Group. For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recover of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
ASSETS	2008	2007

Current assets:
Cash and cash equivalents	$15,000	$339,000
Restricted Cash	121,000	-
Accounts receivable, net	407,000	1,035,000
Inventories	2,000	8,000
Prepaid expenses and other current assets	25,000	52,000
Total current assets	570,000	1,434,000

Property and equipment, net	57,000	165,000
Intangible assets, net	56,000	284,000
Goodwill	64,000	64,000
Other assets	29,000	29,000

	$776,000	$1,976,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$184,000	$438,000
Accrued expenses	321,000	602,000
Deferred revenue	460,000	328,000
Notes payable - related parties, net	-	163,000
Current portion of notes payable and capital lease obligations	503,000	543,000
Total current liabilities	1,468,000	2,074,000

Long-term liabilities:
Notes payable – related parties, net	188,000	-
Long-term portion of notes payable and capital lease	335,000	38,000
obligations
Total long-term liabilities	523,000	38,000

Total liabilities	1,991,000	2,112,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock; $.0001 par value, 100,000,000 shares
authorized, 33,568,057 shares issued	3,000	3,000
Additional paid-in capital	32,669,000	32,004,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(33,838,000)	(32,094,000)
Total stockholders’ equity (deficit)	(1,215,000)	(136,000)

	$776,000	$1,976,000
See accompanying notes to consolidated financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

	Years Ended December 31,
	2008	2007
Revenues:
New software licenses	$1,816,000	$2,537,000
Software license updates and product support	1,009,000	1,142,000
Total software revenues	2,825,000	3,679,000
Professional services	1,318,000	2,710,000

Total revenues	4,143,000	6,389,000

Operating costs and expenses:
Cost of revenues	1,772,000	3,189,000
Sales and marketing	1,135,000	1,266,000
Research and development	862,000	1,026,000
General and administrative	1,659,000	1,743,000
Depreciation and amortization	233,000	407,000

Total operating costs and expenses	5,661,000	7,631,000

Loss from operations	(1,518,000)	(1,242,000)

Other income (expense):
Interest income	1,000	9,000
Interest expense	(118,000)	(76,000)
Loss on sale of assets	(7,000)	-
Loss on impairment of assets	(110,000)	-
Gain on payment of compensation with equity instruments	8,000	-

Total other expense, net	(226,000)	(67,000)

Loss before income taxes	(1,744,000)	(1,309,000)

Provision for income taxes	-	-

Net loss	$(1,744,000)	(1,309,000)

Loss per common share:
Basic	$(0.05)	$(0.04)
Diluted	$(0.05)	$(0.04)

Weighted average number of shares
outstanding:
Basic	32,455,758	31,927,000
Diluted	32,455,758	31,927,000

See accompanying notes to consolidated financial statements